UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SEC FILE NUMBER
FORM 12b-25	333-187588
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	. Form 10-K	. Form 20-F	. Form 11-K	X . Form 10-Q	. Form 10-D
		. Form N-SAR	. Form N-CSR

For Period Ended:  March 31, 2014

       .  Transition Report on Form 10-K

       .  Transition Report on Form 20-F

       .  Transition Report on Form 11-K

       .  Transition Report on Form 10-Q

       .  Transition Report on Form N-SAR

       .  For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BAY BRIDGE FOOD AND PRODUCE COMPANY
Full Name of Registrant

N/A
Former Name if Applicable

3550 SOUTH HARLAN STREET, SUITE 284
Address of Principal Executive Office (Street and Number)

DENVER, CO 80235
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our quarterly report on Form 10-Q within the prescribed time period because our management is still compiling information necessary to complete the preparation of our financial statements for the interim period ended March 31, 2014 and to complete the review of these financial statements by our auditors. We anticipate that the Form 10-Q, along with the financial statements, will be filed on or before the fifth calendar day following the prescribed due date of our Form 10-Q.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Andrew R. Duke	(720)	385-8381
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes      . No  X .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

BAY BRIDGE FOOD AND PRODUCE COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2014	By	/s/ Andrew R. Duke
Andrew R. Duke
Chief Executive Officer

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